________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

AMENDMENT NO. 1

TO

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

________________________________________

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

  New York

   13-4994650

         (State of incorporation

  (I.R.S. employer

          if not a national bank)

            identification number)

          270 Park Avenue

      New York, New York

        10017

(Address of principal executive offices)

(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel:  (212) 270-2611

(Name, address and telephone number of agent for service)

STRUCTURED ASSET SECURITIES CORPORATION MORTGAGE LOAN TRUST 2002-9

_________________________

 (Exact name of obligor as specified in its charter)

       Delaware

Applied For

         (State or other jurisdiction of

             (I.R.S. employer

         incorporation or organization)

         identification number)

  c/o Wilmington Trust Company

          Rodney Square North

     1100 North Market Street

      Wilmington, Delaware

19890-0001

(Address of principal executive offices)

   (Zip Code)

Mortgage-Backed Notes, Series 2002-9

 (Title of the indenture securities)

ITEM 1.

GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

1.

New York State Banking Department, State House, Albany, New York 12110.

2.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

3.

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, New York

4.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

ITEM 2.

AFFILIATIONS WITH THE OBLIGOR AND GUARANTORS.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.

ITEM 16.

LIST OF EXHIBITS

List below all exhibits filed as a part of this Statement of Eligibility.

1.

A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

2.

A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).  On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3.

Not applicable.  Authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4.

A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

5.

Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Act.

7.

A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8.

Not applicable.

9.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 18th day of  April, 2002

.

JPMorgan Chase Bank
By: /s/Mary Boyle Mary Boyle Vice President

EXHIBIT 6

THE CONSENT OF THE TRUSTEE REQUIRED

BY SECTION 321(b) OF THE ACT

April 18, 2002

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of an indenture between Structured Asset Securities Corporation Mortgage Loan Trust 2002-9 and JPMorgan Chase Bank, as Indenture Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

JPMorgan Chase Bank
By: /s/Mary Boyle Mary Boyle Vice President

EXHIBIT 7

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business December 31, 2001, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

   Dollar Amounts

   ASSETS

        in Millions

Cash and balances due from depository institutions:

Noninterest-bearing balances and

currency and coin .....................................................………

$  21,396

Interest-bearing balances ..........................................………

12,495

Securities:

Held to maturity securities.................................................………

442

Available for sale securities...............................................………

  52,916

Federal funds sold and securities purchased under

agreements to resell ..................................................……….

75,076

Loans and lease financing receivables:

Loans and leases held for sale……………………………….

4,515

Loans and leases, net of unearned income    $173,654

Less: Allowance for loan and lease losses          3,275

Loans and leases, net of unearned income and

allowance ...............................................…………………….                                 170,379

Trading Assets ..................................................................……….                                  140,469

Premises and fixed assets (including capitalized leases).................                                     5,502

Other real estate owned .....................................................………                                           41

Investments in unconsolidated subsidiaries and

associated companies.................................................………                                          360

Customers’ liability to this bank on acceptances

outstanding ................................................................………

270

Intangible assets

Goodwill…………………………………………………….

1,739

Other Intangible assets………………………………………

4,762

Other assets ......................................................................……….

47,464

TOTAL ASSETS ..............................................................………

        $537,826

   Dollar Amounts

LIABILITIES

       in Millions

Deposits

In domestic offices ...................................................……………….

$160,102

Noninterest-bearing ..................................... $70,338

Interest-bearing ............................................  89,764

In foreign offices, Edge and Agreement

subsidiaries and IBF's .......................................................................

120,371

        Noninterest-bearing……......................  $        7,610

Interest-bearing ....................................        112,761

Federal funds purchased and securities sold under agree-

ments to repurchase .............................................................……………..

79,946

Trading liabilities .................................................................…………….

  92,208

Other borrowed money (includes mortgage indebtedness

and obligations under capitalized leases)……………………………

11,399

Bank's liability on acceptances executed and outstanding………………..

293

Subordinated notes and debentures ...................................……………….

9,467

Other liabilities ......................................................................…………….

30,651

TOTAL LIABILITIES ................................................................…………

504,437

Minority Interest in consolidated subsidiaries …………………………….                           116

EQUITY CAPITAL

Perpetual preferred stock and related surplus……………………………..

0

Common stock ......................................................................……………..

1,476

Surplus  (exclude all surplus related to preferred stock).………………….

16,020

Retained earnings……………………………………………………

                       16,149

Accumulated other comprehensive income…………………………….                (372)

Other equity capital components………………………………………….

0

TOTAL EQUITY CAPITAL ......................................................…………

   33,273

______

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL

$537,826

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has

been prepared in conformance with the instructions issued

by the appropriate Federal regulatory authority and is true

to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness

of this Report of Condition and declare that it has been

examined by us, and to the best of our knowledge and

belief has been prepared in conformance with the in-

structions issued by the appropriate Federal regulatory

authority and is true and correct.

WILLIAM B. HARRISON,  JR. )

HELENE L. KAPLAN

 ) DIRECTORS

H.W. BECHERER

 )